BANCO ITAÚ HOLDING FINANCEIRA S.A.
CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE. 35300010230

MATERIAL FACT

MEETING OF THE BOARD OF DIRECTORS OF NOVEMBER 5, 2007

The Board of Directors of BANCO ITAÚ HOLDING FINANCEIRA S.A., on November 5, 2007, at 5:00 p.m., met at the company’s head office, under the chairmanship of Dr. Olavo Egydio Setubal, with the purpose of deciding on the purchase of shares issued by the Company itself, with no reduction in capital stock, in accordance with the provisions of paragraphs 1 and 2 of article 30 of Law 6,404/76 and CVM (Brazilian Securities and Exchange Commission) Instructions 10, 268 and 390.

Opening the agenda, the Chairman informed that:

a)      at its meeting on October 30, 2006, this Board authorized the Board of Executive Officers to buy back the Company’s own shares, during the period from October 30, 2006 to October 29, 2007, up to a limit of 1,731,000 in common shares and 37,022,000 in preferred shares;

b)      following the decision of the Extraordinary General Meeting held on August 27, 2007, the shares representing the capital stock underwent a 100% split, the new shares being available for trading as from October 1st, 2007;

c)      in the light of the stock split, the limits for buybacks of own shares, established at the meeting on October 30, 2006, were readjusted to 3,462,000 in common shares and 74,044,000 in preferred shares;

d)      pursuant to these new limits, to date, the company has bought back 1,372,600 own common shares and 6,482,400 own preferred shares, which, in addition to the outstanding balance as at October 30, 2006 and considering the stock split of August 27, 2007 and resale transactions to the Market via private placements in accordance with the “Stock Option Plan”, total 10,265,646 common shares and 37,141,180 preferred shares issued by the Company and held as treasury stock;

e)      of this total held as treasury stock, 3,730,000 preferred shares remain in the custody of the Brazilian Clearing and Depository Corporation, as the underlying stock for the issue of securities under the Argentine Certificates of Deposit Program (CEDEAR’s).

Subsequently, the Board of Directors, considering it to be opportune to buy back shares issued by the company itself and given the existence of available reserves, unanimously decided to renew the limits for these buy-backs, as from this date, hereby authorizing the company to buy up to 83,000,000 own book entry shares, with no par value, being up to 5,600,000 common and up to 77,400,000 preferred shares, for holding as treasury stock, cancellation or resale to the Market.

BANCO ITAÚ HOLDING FINANCEIRA S.A.	Page 2
Meeting of the Board of Directors of November 5, 2007

Having clarified that the acquisition of such shares, herewith authorized, represents less than 10% of the 159,436,796 common shares and 1,146,214,100 preferred shares freely circulating in the market, it was decided, in addition:

a) to attribute to the Board of Executive Officers discretion to decide when to effect the buy-back operations within the limits herewith approved;

b) that these acquisitions will be effected via the Stock Exchanges up to November 4, 2008, using resources in the Revenues Reserve (“Reserve - Goodwill on Issued Shares”);

c) that these acquisitions be intermediated by ITAÚ CORRETORA DE VALORES S.A., with head office at Av. Hugo Beolchi, 900 - 15th floor in the city and state of São Paulo.

With no further items on the agenda, the Chairman requested the transcription of these minutes, which having been read and approved were signed by all, the meeting being declared closed. São Paulo-SP, November 5, 2007. (signed) Olavo Egydio Setubal - Chairman; José Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal - Vice-Chairmen; Alcides Lopes Tápias, Alfredo Egydio Setubal, Carlos da Camara Pestana, Fernão Carlos Botelho Bracher, Geraldo José Carbone, Guillermo Alejandro Cortina, Gustavo Jorge Laboissiere Loyola, Henri Penchas, Maria de Lourdes Egydio Villela, Persio Arida, Roberto Teixeira da Costa, Sergio Silva de Freitas and Tereza Cristina Grossi Togni – Directors.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer